Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

Latin America Money Services, LLC:

We consent to the incorporation by reference in the registration statement (No. 333-111768) on Form S-3, Amendment No.1, of Global Payments Inc. of our report dated May 16, 2003, except as to note 1 which is as of November 12, 2003, and note 3 which is as of July 24, 2003 to the combined financial statements, with respect to the combined balance sheets of Certain Operations of Latin America Money Services, LLC as of December 31, 2002 and 2001, and the related combined statements of operations, changes in business equity and comprehensive income (loss), and cash flows for the years then ended, which report appears in the Form 8-K/A Amendment No. 1 of Global Payments Inc. dated November 12, 2003 and to the reference under the heading “Experts” in the Prospectus. Our report refers to a change in the method of accounting for goodwill and other intangible assets in 2002.

Dallas, Texas

January 22, 2004